FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 31, 2006 regarding Consolidated Financial Results for the First Half of Fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: November 8, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Half of Fiscal 2006

Tokyo, October 31, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2006, ended September 30, 2006.

Notes: 1.	All figures, except for the outlook for fiscal 2006, were converted at the rate of 118 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 29, 2006.

2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results and Financial Position

Business Results

(1) Summary of Fiscal 2006 First Half Consolidated Business Results

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,770.9	8%	40,431
Operating income	19.8	(74)%	168
Income before income taxes and minority interests	25.8	(69)%	219
Loss before minority interests	(34.7)	—	(294)
Net loss	(78.0)	—	(662)

During the interim period, the world economy remained healthy as a whole. The U.S. economy, although experiencing a slowdown in housing investment and weaker consumer spending due to high crude oil prices and other factors, was firm on the back of strength in capital investments. Asian economies grew strongly, reflecting a high growth rate in China and other factors. European economies, meanwhile, staged a moderate recovery.

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In Japan, economic conditions were firm as better corporate earnings and an improved job environment, as well as other factors, fueled growth in plant and equipment investment and consumer spending.

Under these conditions, the Hitachi Group worked to strengthen its competitiveness on a consolidated basis. It continued to make substantial investments in businesses targeted for growth and, at the same time, pushed ahead with ongoing structural business reforms.

During the interim period, Hitachi strengthened its social and industrial infrastructure business by transferring parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. At the same time, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. were merged into Hitachi Plant Engineering & Construction to form Hitachi Plant Technologies, Ltd. Furthermore, Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. were merged to form Hitachi Appliances, Inc., thereby strengthening the air conditioning and home appliance business.

Hitachi’s consolidated revenues rose 8%, to 4,770.9 billion yen, as revenues increased in all segments. Revenues grew strongly in the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics- and automotive-related fields. Furthermore, revenues were higher year on year in the Information & Telecommunication Systems segment on growth in sales of storage products and the Digital Media & Consumer Products segment due to growth in sales of flat-panel TVs and other factors.

Overseas revenues climbed 17%, to 1,950.6 billion yen. Revenues were higher in the Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and other segments, particularly in China, which is a focus of the Hitachi Group’s efforts overseas.

Operating income dropped 74%, to 19.8 billion yen, despite growth in the High Functional Materials & Components, Electronic Devices and some other segments.

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The year-on-year drop in earnings resulted from lower earnings in the Information & Telecommunication Systems segment and operating losses in the Power & Industrial Systems and Digital Media & Consumer Products segments.

Other income increased 34%, to 39.0 billion yen due to such factors as higher gains on sales of investment securities. Other deductions increased 34%, to 33.0 billion yen, chiefly as a result of foreign currency losses.

As a result, Hitachi recorded income before income taxes and minority interests of 25.8 billion yen, down 69% year on year. After income taxes of 60.5 billion yen, Hitachi posted a loss before minority interests of 34.7 billion yen. Hitachi also reported a net loss of 78.0 billion yen, which was 67.1 billion yen more than the loss recorded in the corresponding period of the previous fiscal year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,147.8	9%	9,727
Operating income	13.8	(40)%	118

Information & Telecommunication Systems revenues rose 9%, to 1,147.8 billion yen. Software and services revenues were higher than the fiscal 2005 interim period due to firm growth in software sales and strong sales in services, particularly in the outsourcing and solutions businesses. Hardware revenues also rose, mainly on growth in storage products.

The segment, however, saw operating income drop 40%, to 13.8 billion yen. Earnings fell in software and services from the previous year when a gain was recorded on the return of the substitutional portion of the employees’ pension fund at a consolidated subsidiary. Furthermore, hardware earnings were flat year on year due to substantial investments in the development of next-generation communications equipment and other products, although the loss in HDD operations narrowed.

Note: HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first half of fiscal 2006 include operating results of Hitachi GST for the period from January through June 2006.

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[Electronic Devices]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	645.9	11%	5,474
Operating income	24.0	161%	204

Electronic Devices revenues increased 11%, to 645.9 billion yen. This was mainly due to higher sales at Hitachi High-Technologies Corporation and growth in sales of small and medium-sized LCDs in the display business.

Operating income climbed 161%, to 24.0 billion yen, mainly due to a smaller loss in the display business and higher earnings at Hitachi High-Technologies.

[Power & Industrial Systems]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,280.8	0%	10,854
Operating loss	(45.3)	—	(384)

Power & Industrial Systems revenues were on a par with the previous fiscal year’s interim period at 1,280.8 billion yen. In addition to growth in automotive systems and elevators and escalators, sales at Hitachi Construction Machinery Co., Ltd. were strong mainly outside Japan. These factors were negated, however, by the effect of merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April 2006 and by lower sales in the power systems business.

The segment posted an operating loss of 45.3 billion yen, compared to operating income of 23.2 billion yen in fiscal 2005’s interim period, despite strong earnings at Hitachi Construction Machinery and higher earnings from elevators and escalators, automotive systems and certain other businesses. The loss was mainly attributable to lump-sum charges in the power systems business to cover the repair costs for turbine damage at certain nuclear power plants and cost overruns at an overseas thermal power plant project.

Note: On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.

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[Digital Media & Consumer Products]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	758.7	24%	6,430
Operating loss	(34.4)	—	(292)

Digital Media & Consumer Products segment revenues climbed 24%, to 758.7 billion yen, mainly due to the effect of merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April this year, and growth in sales of plasma and other flat-panel TVs.

However, the segment posted an operating loss of 34.4 billion yen, 18.2 billion yen more than a year earlier. This loss reflected increased investments for marketing flat-panel TVs and other products as well as sluggish sales of DVD recorders and room air conditioners, among other factors.

[High Functional Materials & Components]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	870.2	14%	7,375
Operating income	63.8	33%	541

Segment revenues rose 14%, to 870.2 billion yen on the back of higher sales at Hitachi Chemical Co., Ltd., mainly in the electronics-related field; strong growth in sales at Hitachi Metals, Ltd., principally in the automotive-related field; and increased sales at Hitachi Cable, Ltd., chiefly in wires and cables.

Operating income climbed 33%, to 63.8 billion yen due to higher earnings at Hitachi Chemical, Hitachi Metals and Hitachi Cable, the result of higher sales and the benefits of cost-cutting.

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[Logistics, Services & Others]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	610.9	7%	5,178
Operating income	7.9	16%	68

Segment revenues rose 7%, to 610.9 billion yen on growth in sales at Hitachi Transport System, Ltd., mostly in the third-party logistics solutions business, and sales growth at overseas sales subsidiaries.

The segment posted a 16% increase in operating income, to 7.9 billion yen, the result of higher earnings at Hitachi Transport System and domestic services companies.

[Financial Services]

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	263.6	1%	2,234
Operating income	15.7	(2)%	134

Segment revenues edged up 1%, to 263.6 billion yen, reflecting a slight year-on-year increase in revenues at Hitachi Capital Corporation.

Segment operating income declined 2%, to 15.7 billion yen.

(3) Revenues by Market

	The half year ended September 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	2,820.3	3%	23,901
Overseas	1,950.6	17%	16,531
Asia	891.2	23%	7,553
North America	514.2	13%	4,358
Europe	380.3	12%	3,223
Other Areas	164.7	10%	1,396

In the first half of fiscal 2006, revenues in Japan edged up 3% year on year, to 2,820.3 billion yen.

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Overseas revenues rose 17%, to 1,950.6 billion yen. Revenue growth was particularly strong in China and elsewhere in Asia, and was also higher in other regions, including North America and Europe.

As a result, the ratio of overseas revenues to consolidated revenues rose by 3 percentage point year on year to 41%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 33%, to 238.3 billion yen, mainly due to investments to increase output of HDDs, plasma display panels, automotive-related parts and high functional materials. Depreciation, excluding leasing assets, increased 3%, to 163.9 billion yen. R&D expenditures, which are primarily used to accelerate the launch of new businesses, strengthen frontier and basic research, and upgrade development capabilities in HDDs-, automotive-, displays- and digital media-related fields, increased 2%, to 201.8 billion yen, and corresponded to 4.2% of revenues.

Financial Position

(1) Financial Position

	As of September 30, 2006
	Billions of yen	Change from March 31, 2006	Millions of U.S. dollars
Total assets	10,277.4	256.2	87,097
Total liabilities	6,812.0	335.4	57,729
Interest-bearing debt	2,603.1	184.1	22,061
Minority interests	1,064.4	27.6	9,021
Stockholders’ equity	2,400.9	(106.7)	20,347
Stockholders’ equity ratio	23.4%	1.6 point deterioration	—
D/E ratio (including minority interests)	0.75 times	0.07 point deterioration	—

Total assets as of September 30, 2006 were 10,277.4 billion yen, an increase of 256.2 billion yen from March 31, 2006. Interest-bearing debt increased 184.1 billion yen, to 2,603.1 billion yen. Stockholders’ equity decreased 106.7 billion yen, to 2,400.9 billion yen due to the interim net loss. As a result of these changes, the stockholders’ equity ratio declined by 1.6 points to 23.4%. The debt-to-equity ratio (including minority interests) deteriorated 0.07 of a point to 0.75 times due to the decrease in stockholders’ equity and increase in interest-bearing debt.

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(2) Cash Flows

	The half year ended September 30, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	177.5	(43.6)	1,504
Cash flows from investing activities	(307.6)	(52.1)	(2,608)

Free cash flows	(130.1)	(95.7)	(1,103)

Cash flows from financing activities	122.0	159.7	1,034

Operating activities provided net cash of 177.5 billion yen, 43.6 billion yen less than in the first half of the previous fiscal year, due to the interim net loss.

Investing activities used net cash of 307.6 billion yen, 52.1 billion yen more than a year earlier. This was mainly due to an increase in capital investment, particularly in businesses targeted for growth.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 130.1 billion yen, 95.7 billion yen more than the first half of the previous fiscal year.

Financing activities provided net cash of 122.0 billion yen, 159.7 billion yen more than a year earlier, mainly due to higher borrowings.

The net result of the above items was a 7.0 billion yen decrease in cash and cash equivalents to 651.2 billion yen.

Outlook for Fiscal 2006

	Year ending March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,740.0	3%	84,696
Operating income	180.0	(30)%	1,565
Income before income taxes and minority interests	160.0	(42)%	1,391
Income before minority interests	25.0	(79)%	217
Net loss	(55.0)	—	(478)

In terms of the outlook for the global economy, the Hitachi Group expects the U.S. economy to experience a gentle slowdown due to a continued downturn in consumer spending. European economies, meanwhile, are expected to see a slower pace of recovery. In contrast, Asian economies, paced by China, are expected to continue experiencing high levels of economic growth. Overall, therefore, the global economy is expected to remain healthy.

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The forecast for the Japanese economy is for a drop in the rate of expansion due to softening exports to the U.S. and slowing capital investment as a result of lower growth in corporate earnings stemming from persistently high crude oil prices and other factors.

Based on this outlook, the Hitachi Group is forecasting the operating results shown above for fiscal 2006.

Hitachi is continuing to push ahead with business reforms targeting future business development. In October, Hitachi restructured its consulting and network businesses. Furthermore, on October 25, Hitachi initiated a tender offer for the shares of Clarion Co., Ltd. to bolster the Car Information Systems (CIS) business.

Moreover, Hitachi will continue efforts to create new businesses and strengthen targeted businesses by maximizing the use of its resources, such as R&D and marketing capabilities, personnel and its funding system. Also, Hitachi is leveraging group-wide synergies to reduce procurement costs, business expenses, IT operational costs and other costs by standardizing and integrating business operations. Hitachi is implementing business restructuring measures to build a high-earnings framework and to reinforce its financial position.

In the HDD, flat-panel TV and LCD businesses, where there are currently issues about profitability, Hitachi is taking wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, marketing activities and other areas of its operations. In flat-panel TVs, efforts are being made to reduce panel production costs following the commencement of volume production at a third plant which is manufacturing the plasma display panels operated by Fujitsu Hitachi Plasma Display Limited (FHP) in October.

In power systems operations, measures are now being implemented to restore the turbines to an operational condition. With regards to overseas thermal power plant projects, the focus is on identifying issues in this business and pushing through improvement measures. These actions are geared toward improving earnings in the power systems business.

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Projections assume exchange rates of 115 yen to the U.S. dollar and 140 yen to the Euro for fiscal 2006.

2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

Hitachi has executed a host of business structural reforms, including realigning its business portfolio, accelerating the globalization of its operations and creating new businesses. It has also promoted group management and strengthened governance of the group. These and other actions are steadily producing results.

Hitachi made up-front investments in HDDs, flat-panel TVs, LCDs and other products that are viewed as core elements of a ubiquitous information society, with the aim of achieving growth over the long term. Nevertheless, Hitachi still has issues to deal with on the earnings front in respect to these businesses. Hitachi is taking wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, sales activities and other areas.

Hitachi will continue to make aggressive investments in targeted businesses while continuously executing business structural reforms. In this way, Hitachi will reinforce measures to become more competitive on a consolidated basis and work to establish a more powerful earnings base. Leveraging experience, knowledge and expertise gained from the group’s expansive business domains, Hitachi is determined to give full play to its collective strengths to create added value. Through these initiatives to become more profitable, Hitachi aims to achieve an operating margin of 5% in the near term, as a minimum requirement for being ranked among the world’s leading corporate groups.

To enhance competitiveness in global markets in its various business fields, Hitachi is pushing ahead with efforts to improve productivity and cut costs by strengthening its production ability. Business structural reforms are also being implemented. In specific terms, Hitachi will examine and implement suitable measures to create growth in key fields as well as create new businesses by leveraging the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

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FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

Hitachi will also enhance corporate social responsibility initiatives and reinforce corporate governance with a view to increasing the corporate value of the Group over the long-term.

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

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(*)	FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Hitachi has adopted a flexible stance toward supplementing dividends with the repurchase of its own shares, taking its business plans and financial condition, market conditions and other factors into consideration in this respect. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value.

As Hitachi has adopted the “Committee Systems,” in accordance with the enforcement of the new Company Law, it is deemed that Hitachi’s Articles of Incorporation allow the Board of Directors to set the record date for the distribution of surplus on days other than September 30, the final day of the interim period, or March 31, the final day of the fiscal year. At this point in time, no decision has been made in this respect or regarding distribution of surplus for the period.

Policy on the Reduction of Number of Shares Constituting Investment Unit

Hitachi believes that the number of shares constituting investment unit in Japanese stock exchanges should be carefully examined from the perspectives of the liquidity of Hitachi stock, shareholder composition and other items. Because Hitachi believes that its shares currently have sufficient liquidity, the company believes that it would be difficult to obtain benefits that would justify the cost of a change in the number of shares constituting investment unit. Hitachi will continue to consider actions related to the establishment of a suitable number of shares constituting investment unit.

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Items Concerning Parent Company

Hitachi has no parent company.

Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group uses highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intense competition; supply and demand balance; the procurement of raw materials and components; the ability to acquire companies, conduct mergers and form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; the use of information systems; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

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-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED SEPTEMBER 30, 2006

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 118 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 29, 2006.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
1. Revenues	4,770,904	4,413,319	108	40,431
2. Operating income	19,857	77,754	26	168
3. Income before income taxes and minority interests	25,813	82,117	31	219
4. Income (loss) before minority interests	(34,714)	21,172	—	(294)
5. Net income (loss)	(78,086)	(10,946)	—	(662)
6. Net income (loss) per share
Basic	(23.42)	(3.29)	—	(0.20)
Diluted	(23.44)	(3.29)	—	(0.20)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(234)	(33)	—	(1.98)
Diluted	(234)	(33)	—	(1.98)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 885 consolidated subsidiaries, including Variable Interest Entities, and 159 equity-method affiliates.

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Consolidated Statements of Operations

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
Revenues	4,770,904	4,413,319	108	40,431
Cost of sales	3,799,045	3,439,903	110	32,195
Selling, general and administrative expenses	952,002	895,662	106	8,068
Operating income	19,857	77,754	26	168
Other income	39,008	29,070	134	331
(Interest and dividends)	14,249	11,389	125	121
(Other)	24,759	17,681	140	210
Other deductions	33,052	24,707	134	280
(Interest charges)	17,238	15,673	110	146
(Other)	15,814	9,034	175	134
Income before income taxes and minority interests	25,813	82,117	31	219
Income taxes	60,527	60,945	99	513
Income (loss) before minority interests	(34,714)	21,172	—	(294)
Minority interests	43,372	32,118	135	368
Net income (loss)	(78,086)	(10,946)	—	(662)

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Consolidated Balance Sheets

	YEN (millions)		(A)-(B)	U.S. DOLLARS (millions)
	As of Sept. 30, 2006 (A)	As of March 31, 2006 (B)		As of Sept. 30, 2006
Assets	10,277,461	10,021,195	256,266	87,097

Current assets	5,755,508	5,512,805	242,703	48,775
Cash and cash equivalents	651,221	658,255	(7,034)	5,519
Short-term investments	158,617	162,756	(4,139)	1,344
Trade receivables
Notes	152,557	127,284	25,273	1,293
Accounts	2,196,615	2,303,397	(106,782)	18,615
Investments in leases	483,450	451,757	31,693	4,097
Inventories	1,516,549	1,262,308	254,241	12,852
Other current assets	596,499	547,048	49,451	5,055

Investments and advances	1,003,560	1,029,673	(26,113)	8,505

Property, plant and equipment	2,522,959	2,460,186	62,773	21,381

Other assets	995,434	1,018,531	(23,097)	8,436

Liabilities, Minority interests and Stockholders’ equity	10,277,461	10,021,195	256,266	87,097

Current liabilities	4,401,403	4,121,451	279,952	37,300
Short-term debt and current portion of long-term debt	1,107,877	1,000,555	107,322	9,389
Trade payables
Notes	71,197	68,599	2,598	603
Accounts	1,478,778	1,416,367	62,411	12,532
Advances received	351,110	277,887	73,223	2,976
Other current liabilities	1,392,441	1,358,043	34,398	11,800

Noncurrent liabilities	2,410,621	2,355,164	55,457	20,429
Long-term debt	1,495,314	1,418,489	76,825	12,672
Retirement and severance benefits	800,811	827,669	(26,858)	6,787
Other liabilities	114,496	109,006	5,490	970

Minority interests	1,064,452	1,036,807	27,645	9,021

Stockholders’ equity	2,400,985	2,507,773	(106,788)	20,347
Common stock	282,033	282,033	0	2,390
Capital surplus	564,801	561,484	3,317	4,786
Legal reserve and retained earnings	1,679,947	1,778,203	(98,256)	14,237
Accumulated other comprehensive loss	(106,700)	(95,997)	(10,703)	(904)
(Foreign currency translation adjustments)	(42,516)	(43,426)	910	(360)
(Minimum pension liability adjustments)	(145,796)	(145,903)	107	(1,236)
(Net unrealized holding gain on available-for-sale securities)	81,378	92,626	(11,248)	690
(Cash flow hedges)	234	706	(472)	2
Treasury stock	(19,096)	(17,950)	(1,146)	(162)

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Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The half year ended Sept. 30, 2006 As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Net increase arising from equity transaction and other		744				744
Net income (loss)			(78,086)			(78,086)
Current-period change of accumulated other comprehensive loss				(10,703)		(10,703)
Cash dividends			(18,319)			(18,319)
Net transfer to minority interests			(1,851)			(1,851)
Current-period change arising from treasury stock		2,573			(1,146)	1,427

As of September 30, 2006	282,033	564,801	1,679,947	(106,700)	(19,096)	2,400,985

The year ended March 31, 2006 As of March 31, 2005	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831

Net decrease arising from equity transaction and other		(4,026)				(4,026)
Net income			37,320			37,320
Current-period change of accumulated other comprehensive loss				205,527		205,527
Cash dividends			(36,644)			(36,644)
Net transfer to minority interests			(1,671)			(1,671)
Current-period change arising from treasury stock		150			(714)	(564)

As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

	U.S. Dollars (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The half year ended Sept. 30, 2006 As of March 31, 2006	2,390	4,758	15,070	(814)	(152)	21,252

Net increase arising from equity transaction and other		6				6
Net income (loss)			(662)			(662)
Current-period change of accumulated other comprehensive loss				(91)		(91)
Cash dividends			(155)			(155)
Net transfer to minority interests			(16)			(16)
Current-period change arising from treasury stock		22			(10)	12

As of September 30, 2006	2,390	4,786	14,237	(904)	(162)	20,347

Note:	“Legal reserve” and “Retained earnings” have been combined and shown as “Retained earnings” as of September 30, 2006. Accordingly, figures as of March 31, 2006 have been reclassified.

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Consolidated Statements of Cash Flows

	The half years ended September 30
	YEN (millions)		U.S. DOLLARS (millions)
	2006	2005	2006
Cash flows from operating activities
Net income (loss)	(78,086)	(10,946)	(662)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	228,078	218,599	1,933
Deferred income taxes	(2,205)	10,636	(19)
Loss on disposal of rental assets and other property	9,925	7,553	84
Decrease in receivables	179,067	137,913	1,518
Increase in inventories	(274,363)	(152,059)	(2,325)
Increase (decrease) in payables	61,707	(57,512)	523
Other	53,381	66,921	452

Net cash provided by operating activities	177,504	221,105	1,504
Cash flows from investing activities
(Increase) decrease in short-term investments	7,362	(25,286)	62
Capital expenditures	(227,378)	(179,009)	(1,927)
Purchase of rental assets, net	(212,011)	(216,523)	(1,797)
Sale of investments and subsidiaries’ common stock, net	8,745	50,388	74
Collection of investments in leases	159,612	199,231	1,353
Other	(44,017)	(84,293)	(373)

Net cash used in investing activities	(307,687)	(255,492)	(2,608)
Cash flows from financing activities
Increase (decrease) in interest-bearing debt	157,782	(6,216)	1,337
Dividends paid to stockholders	(18,252)	(18,247)	(155)
Dividends paid to minority stockholders of subsidiaries	(10,351)	(9,084)	(88)
Other	(7,130)	(4,194)	(60)

Net cash provided by (used in) financing activities	122,049	(37,741)	1,034
Effect of exchange rate changes on cash and cash equivalents	1,100	9,498	9

Net decrease in cash and cash equivalents	(7,034)	(62,630)	(60)

Cash and cash equivalents at beginning of period	658,255	708,715	5,578

Cash and cash equivalents at end of period	651,221	646,085	5,519

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SEGMENT INFORMATION

(1) Industry Segments

	The half years ended September 30
	YEN (millions)				(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)		2005 (B)			2006
Revenues

Information & Telecommunication Systems	1,147,815 20%		1,057,198 21%		109	9,727
Electronic Devices	645,921 11%		583,156 11%		111	5,474
Power & Industrial Systems	1,280,816 23%		1,278,905 25%		100	10,854
Digital Media & Consumer Products	758,759 14%		611,837 12%		124	6,430
High Functional Materials & Components	870,283 16%		760,441 15%		114	7,375
Logistics, Services & Others	610,984 11%		570,548 11%		107	5,178
Financial Services	263,658 5%		260,896 5%		101	2,234
Subtotal	5,578,236 100%		5,122,981 100%		109	47,273
Eliminations & Corporate items	(807,332)		(709,662)		—	(6,842)

Total	4,770,904		4,413,319		108	40,431

Operating income (loss)

Information & Telecommunication Systems	13,873 30%		23,248 21%		60	118
Electronic Devices	24,088 53%		9,230 8%		261	204
Power & Industrial Systems	(45,334 (99	) )%	23,216 21%		—	(384)
Digital Media & Consumer Products	(34,468 (75	) )%	(16,231 (15	) )%	—	(292)
High Functional Materials & Components	63,886 140%		48,053 44%		133	541
Logistics, Services & Others	7,986 17%		6,898 6%		116	68
Financial Services	15,758 34%		16,019 15%		98	134
Subtotal	45,789 100%		110,433 100%		41	388
Eliminations & Corporate items	(25,932)		(32,679)		—	(220)

Total	19,857		77,754		26	168

Note: Revenues by industry segment include intersegment transactions.

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(2) Geographic Segments

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
Revenues
Japan
Outside customer sales	3,259,141 57%	3,164,988 62%	103	27,620
Intersegment transactions	616,076 11%	459,321 9%	134	5,221

Total	3,875,217 68%	3,624,309 71%	107	32,841

Asia
Outside customer sales	683,171 12%	524,756 10%	130	5,790
Intersegment transactions	263,741 5%	203,001 4%	130	2,235

Total	946,912 17%	727,757 14%	130	8,025

North America
Outside customer sales	475,854 8%	426,875 8%	111	4,033
Intersegment transactions	36,803 1%	23,678 1%	155	312

Total	512,657 9%	450,553 9%	114	4,345

Europe
Outside customer sales	282,533 5%	239,728 5%	118	2,394
Intersegment transactions	15,159 0%	13,175 0%	115	128

Total	297,692 5%	252,903 5%	118	2,523

Other Areas
Outside customer sales	70,205 1%	56,972 1%	123	595
Intersegment transactions	8,165 0%	1,908 0%	428	69
Total	78,370 1%	58,880 1%	133	664

Subtotal	5,710,848 100%	5,114,402 100%	112	48,397

Eliminations & Corporate items	(939,944)	(701,083)	—	(7,966)

Total	4,770,904	4,413,319	108	40,431

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	The half years ended September 30
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)			2006
Operating income (loss)
Japan	16,713 37%	112,449 95%		15	142
Asia	561 1%	(8,082 (7	) )%	—	5
North America	15,900 36%	7,681 6%		207	135
Europe	8,228 18%	4,159 4%		198	70
Other Areas	3,563 8%	2,067 2%		172	30
Subtotal	44,965 100%	118,274 100%		38	381
Eliminations & Corporate items	(25,108)	(40,520)		—	(213)

Total	19,857	77,754		26	168

(3) Revenues by Market

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
Japan	2,820,304 59%	2,741,287 62%	103	23,901

Asia	891,251 19%	726,662 17%	123	7,553
North America	514,264 11%	455,238 10%	113	4,358
Europe	380,362 8%	340,164 8%	112	3,223
Other Areas	164,723 3%	149,968 3%	110	1,396
Outside Japan	1,950,600 41%	1,672,032 38%	117	16,531

Total	4,770,904 100%	4,413,319 100%	108	40,431

# # #

Hitachi, Ltd.

Unconsolidated Financial Statements

for the Half Year ended September 30, 2006

(118yen = U.S.$1)

October 31, 2006

	YEN (millions)			U.S. DOLLARS (millions)
Income Statements	2006(A)	2005(B)	(A)/(B)X100	2006
Revenues	1,229,485	1,210,717	102%	10,419
Cost of sales	1,009,574	969,798	104%	8,556
Gross Profit	219,910	240,918	91%	1,864
S.G.A. expenses	285,126	260,211	110%	2,416
Operating income (loss)	(65,215)	(19,293)	—	(553)
Other income	41,208	50,535	82%	349
Other deductions	27,008	22,297	121%	229
Ordinary income (loss)	(51,015)	8,944	—	(432)
Extraordinary gain	19,264	8,503	227%	163
Extraordinary loss	77,609	4,288	—	658
Income (loss) before income taxes	(109,361)	13,159	—	(927)
Current income taxes	(8,801)	(8,669)	102%	(75)
Deferred income taxes	(34,321)	1,805	—	(291)
Net income (loss)	(66,238)	20,024	—	(561)
Basic EPS (yen and dollars)	(19.87)	6.01	—	(0.17)

Balance Sheets	2006/9/30(A)	2006/3/31(B)	(A)/(B)X100	2006/9/30
Current assets	1,900,569	1,850,334	103%	16,107
(Quick assets)	1,427,073	1,457,868	98%	12,094
(Inventories)	336,691	285,697	118%	2,853
(Deferred tax assets)	136,804	106,769	128%	1,159
Fixed assets	1,973,701	1,983,935	99%	16,726
(Investments)	1,382,795	1,393,633	99%	11,719
(Deferred tax assets)	76,006	70,454	108%	644
(Others)	514,899	519,847	99%	4,364
Total assets	3,874,271	3,834,270	101%	32,833

Current liabilities	1,824,643	1,720,326	106%	15,463
Fixed liabilities	729,385	708,713	103%	6,181
(Debentures)	290,000	290,000	100%	2,458
(Long-term loans)	264,138	224,188	118%	2,238
(Others)	175,247	194,525	90%	1,485
Total liabilities	2,554,028	2,429,039	105%	21,644
Net assets	1,320,242	1,405,230	94%	11,188
Liabilities and net assets	3,874,271	3,834,270	101%	32,833

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Forecast for the Year Ending March 31, 2007

	Revenues	Ordinary income (loss)	Net income (loss)
Millions of Yen	2,670,000	(40,000)	(55,000)
Millions of U.S. dollars	22,627	(339)	(466)

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

- uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

- general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

- uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

- possibility of incurring expenses resulting from any defects in products or services of Hitachi;

- uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

- uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

October 31, 2006

Hitachi, Ltd.

Supplementary Information for the First Half of Fiscal 2006, ended September 30, 2006

1. Summary

(1) Consolidated Basis

			(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)	(C)	(C)/ FY2005
Revenues	4,413.3	102%	4,770.9	108%	9,740.0	103%
C/U *	365%	—	388%	—	365%	—
Operating income	77.7	61%	19.8	26%	180.0	70%
Income before income taxes and minority interests	82.1	60%	25.8	31%	160.0	58%
Income (loss) before minority interests	21.1	31%	(34.7)	—	25.0	21%
Net income (loss)	(10.9)	—	(78.0)	—	(55.0)	—
C/U *	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	110	—	115	—	115 **	—
Net interest and dividends	(4.2)	—	(2.9)	—	—	—

*	Consolidated basis/Unconsolidated basis
**	Assumed exchange rate for 2nd half of fiscal 2006

	As of March 31, 2006	As of September 30, 2006
Cash & cash equivalents, Short-term investments (Billions of yen)	821.0	809.8
Interest-bearing debt (Billions of yen)	2,419.0	2,603.1
Number of employees	355,879	368,820
Japan	242,659	247,126
Overseas	113,220	121,694
Number of consolidated subsidiaries (Including Variable Interest Entities)	932	885
Japan	476	428
Overseas	456	457

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(2) Unconsolidated Basis

			(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)	(C)	(C)/ FY2005
Revenues	1,210.7	105%	1,229.4	102%	2,670.0	98%
Operating income (loss)	(19.2)	—	(65.2)	—	—	—
Ordinary income (loss)	8.9	93%	(51.0)	—	(40.0)	—
Net income (loss)	20.0	76%	(66.2)	—	(55.0)	—
Dividend payout ratio (%)	92%	—	—	—	—	—
Average exchange rate (yen / U.S.$)	110	—	116	—	115 *	—

*	Assumed exchange rate for 2nd half of fiscal 2006

	As of March 31, 2006	As of September 30, 2006
Cash & cash equivalents, Short-term investments (Billions of yen)	219.2	231.6
Interest-bearing debt (Billions of yen)	621.1	776.3
Number of employees	41,157	41,802

2. Consolidated revenues by industry segment

			(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)	(C)	(C)/ FY2005
Information & Telecommunication Systems	1,057.1	99%	1,147.8	109%	2,440.0	103%
Electronic Devices	583.1	84%	645.9	111%	1,250.0	104%
Power & Industrial Systems	1,278.9	114%	1,280.8	100%	2,760.0	98%
Digital Media & Consumer Products	611.8	95%	758.7	124%	1,520.0	116%
High Functional Materials & Components	760.4	103%	870.2	114%	1,700.0	106%
Logistics, Services & Others	570.5	93%	610.9	107%	1,190.0	98%
Financial Services	260.8	96%	263.6	101%	490.0	95%
Eliminations & Corporate items	(709.6)	—	(807.3)	—	(1,610.0)	—

Total	4,413.3	102%	4,770.9	108%	9,740.0	103%

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3. Consolidated operating income (loss) by industry segment

			(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)	(C)	(C)/ FY2005
Information & Telecommunication Systems	23.2	80%	13.8	60%	58.0	68%
Electronic Devices	9.2	31%	24.0	261%	45.0	220%
Power & Industrial Systems	23.2	230%	(45.3)	—	35.0	38%
Digital Media & Consumer Products	(16.2)	—	(34.4)	—	(45.0)	—
High Functional Materials & Components	48.0	119%	63.8	133%	118.0	107%
Logistics, Services & Others	6.8	92%	7.9	116%	19.0	97%
Financial Services	16.0	160%	15.7	98%	28.0	80%
Eliminations & Corporate items	(32.6)	—	(25.9)	—	(78.0)	—

Total	77.7	61%	19.8	26%	180.0	70%

4. Consolidated overseas revenues by industry segment

			(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)	(C)	(C)/ FY2005
Information & Telecommunication Systems	342.6	105%	410.0	120%
Electronic Devices	214.9	79%	236.2	110%
Power & Industrial Systems	417.0	128%	491.6	118%
Digital Media & Consumer Products	259.5	102%	294.4	113%
High Functional Materials & Components	240.9	109%	292.8	122%
Logistics, Services & Others	174.1	86%	200.3	115%
Financial Services	22.6	111%	25.0	111%

Total	1,672.0	103%	1,950.6	117%	3,900.0	107%

5. Overseas production (Total revenues of overseas manufacturing subsidiaries)

		(Billions of yen)

	1st half of fiscal 2005		1st half of fiscal 2006
	(A)	(A)/1st half of FY 2004	(B)	(B)/(A)
Overseas production	834.9	106%	1,070.0	128%
Percentage of revenues	19%	—	22%	—
Percentage of overseas revenues	50%	—	55%	—

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6. Consolidated capital investment by industry segment (Completion basis, including leasing assets)

			(Billions of yen)

	Fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2004	(B)	(B)/1st half of FY 2005	(C)	(C)/(A)
Information & Telecommunication Systems	123.2	120%	71.4	135%
Electronic Devices	35.7	76%	17.5	110%
Power & Industrial Systems	106.7	109%	71.8	147%
Digital Media & Consumer Products	38.5	100%	30.1	158%
High Functional Materials & Components	84.5	112%	46.3	116%
Logistics, Services & Others	24.1	77%	13.0	133%
Financial Services	570.6	97%	267.9	94%
Eliminations & Corporate items	(28.9)	—	(15.5)	—
Total	954.7	99%	502.7	109%	1,050.0	110%
Internal use assets	397.4	104%	238.3	133%	510.0	128%
Leasing assets	557.2	97%	264.3	94%	540.0	97%

7. Consolidated depreciation by industry segment

			(Billions of yen)

	Fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2004	(B)	(B)/1st half of FY 2005	(C)	(C)/(A)
Information & Telecommunication Systems	82.7	107%	43.7	113%
Electronic Devices	45.6	105%	19.8	91%
Power & Industrial Systems	79.6	108%	40.7	106%
Digital Media & Consumer Products	40.6	107%	19.9	92%
High Functional Materials & Components	64.3	98%	31.6	104%
Logistics, Services & Others	23.6	101%	11.5	99%
Financial Services	111.8	111%	59.2	108%
Eliminations & Corporate items	2.6	90%	1.3	102%
Total	451.1	106%	228.0	104%	480.0	106%
Internal use assets	329.6	105%	163.9	103%	350.0	106%
Leasing assets	121.4	109%	64.0	108%	130.0	107%

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8. Consolidated R&D expenditure by industry segment

			(Billions of yen)

	Fiscal 2005		1st half of fiscal 2006		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2004	(B)	(B)/1st half of FY 2005	(C)	(C)/ (A)
Information & Telecommunication Systems	161.6	98%	80.5	102%
Electronic Devices	47.0	99%	22.8	96%
Power & Industrial Systems	85.5	109%	40.9	101%
Digital Media & Consumer Products	33.4	104%	18.8	111%
High Functional Materials & Components	48.8	113%	24.7	105%
Logistics, Services & Others	4.7	90%	0.4	18%
Financial Services	1.6	72%	0.7	88%
Corporate items	21.9	150%	12.6	116%
Total	405.0	104%	201.8	102%	430.0	106%
Percentage of revenues	4.3%	—	4.2%	—	4.4%	—

9. Consolidated balance sheets by financial and non-financial services

	(Billions of yen)

	As of March 31, 2006	As of September 30, 2006
Assets
Manufacturing, Services and Others
Cash and cash equivalents	602.7	600.1
Short-term investments	119.7	113.5
Trade receivables	2,001.4	1,901.5
Inventories	1,262.2	1,511.8
Investments and advances	921.5	909.1
Property, plant and equipment	2,100.2	2,170.5
Other assets	1,749.8	1,821.0

Total	8,757.8	9,027.9

Financial Services
Cash and cash equivalents	55.4	51.0
Trade receivables	687.1	724.3
Investments in leases	601.0	633.0
Property, plant and equipment	369.6	361.2
Other assets	567.5	576.3

Total	2,280.8	2,346.0

Eliminations	(1,017.5)	(1,096.4)
Assets	10,021.1	10,277.4

Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	753.4	943.5
Trade payables	1,440.3	1,511.7
Long-term debt	891.6	901.6
Other liabilities	2,381.0	2,466.7

Total	5,466.5	5,823.6

Financial Services
Short-term debt	820.0	804.4
Trade payables	278.7	287.1
Long-term debt	677.8	738.0
Other liabilities	224.4	228.8

Total	2,001.0	2,058.4

Eliminations	(991.0)	(1,070.0)

Liabilities	6,476.6	6,812.0
Minority interests	1,036.8	1,064.4
Stockholders’ equity	2,507.7	2,400.9
Liabilities, Minority interests and Stockholders’ equity	10,021.1	10,277.4

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10. Consolidated statements of operations by financial and non-financial services

	(Billions of yen)
	1st half of fiscal 2005	1st half of fiscal 2006
Manufacturing, Services and Others
Revenues	4,264.5	4,612.7
Cost of sales and selling, general and administrative expenses	4,202.1	4,607.6
Operating income	62.4	5.0
Financial Services
Revenues	260.8	263.6
Cost of sales and selling, general and administrative expenses	244.8	247.9
Operating income	16.0	15.7
Eliminations
Revenues	(112.1)	(105.5)
Cost of sales and selling, general and administrative expenses	(111.4)	(104.5)
Operating income	(0.6)	(0.9)
Total
Revenues	4,413.3	4,770.9
Cost of sales and selling, general and administrative expenses	4,335.5	4,751.0
Operating income	77.7	19.8

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

October 31, 2006

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note: *1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income (Loss) *3

(The upper rows show comparison to the previous year; Billions of yen)

	Fiscal 2005			Fiscal 2006
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	99 1,057.1%	109 1,303.7%	104 2,360.9%	109 1,147.8%	99 1,292.2%	103 2,440.0%
Software & Services	101 472.9%	107 582.8%	104 1,055.7%	114 536.9%	93 543.1%	102 1,080.0%
Software	98 73.7%	101 80.0%	99 153.7%	106 78.4%
Services	101 399.2%	108 502.8%	105 902.0%	115 458.5%
Hardware	97 584.2%	111 720.9%	104 1,305.1%	105 610.9%	104 749.1%	104 1,360.0%
Storage *4	104 311.4%	117 383.0%	110 694.4%	113 351.2%
Servers *5	83 39.2%	102 48.4%	93 87.6%	121 47.3%
PCs *6	83 51.3%	101 54.5%	91 105.8%	72 37.0%
Telecommunication	104 71.2%	92 64.2%	98 135.4%	86 61.5%
Others	90 111.1%	113 170.8%	102 281.9%	103 113.9%
Operating income (loss)	80 23.2%	158 61.4%	125 84.6%	60 13.8%	72 44.2%	68 58.0%
Software & Services	160 37.0%	183 46.6%	172 83.6%	75 27.8%	114 53.2%	97 81.0%
Hardware	— (13.8)	111 14.8%	5 1.0%	— (14.0)	— (9.0)	— (23.0)

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first half of fiscal 2006, ended September 30, 2006, include the operating results of Hitachi GST for the six months ended June 30, 2006.
	*3.	Figures for each product exclude intra-segment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

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(2) SAN/NAS Storage Solutions

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2005			Fiscal 2006
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	110%	127%	119%	114%	101%	107%
	142.0	176.0	318.0	162.0	178.0	340.0

(3) Hard Disk Drives *7 *8

(The upper rows show comparisons to the previous year)

Period recorded for consolidated accounting purposes Shipment Period		Fiscal 2005			Fiscal 2006
		1st half Jan. 2005 to Jun. 2005	2nd half Jul. 2005 to Dec. 2005	Total Jan. 2005 to Dec. 2005	1st half Jan. 2006 to Jun. 2006	2nd half (Forecast) Jul. 2006 to Dec. 2006	Total (Forecast) Jan. 2006 to Dec. 2006
Revenues	Yen	103%	115%	109%	113%	125%	120%
	(billions of yen)	223.2	273.3	496.5	252.3	342.7	595.0
	U.S. dollar	105%	108%	106%	104%	122%	114%
	(millions of dollar)	2,090	2,375	4,465	2,183	2,907	5,090
Operating loss	Yen	—	—	—	—	—	—
	(billions of yen)	(24.4)	(2.6)	(27.0)	(18.4)	(21.6)	(40.0)
	U.S. dollar	—	—	—	—	—	—
	(millions of dollar)	(229)	(22)	(251)	(159)	(184)	(343)
Shipments (thousand units) *9		133%	119%	125%	108%	—	—
		27,300	31,100	58,400	29,600	40,400- 45,400	70,000- 75,000
		105%	118%	112%	126%
	1.8/2.5inch *10	12,800	15,500	28,300	16,100
Consumer and Commercial		150%	143%	146%	126%
	3.5inch *11	8,600	10,900	19,500	10,800
Servers *12		72%	108%	90%	138%
		1,400	2,000	3,400	1,900
Emerging *13		654%	79%	176%	18%
		4,580	2,720	7,290	810

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< 2nd Half by Quarter >

(The upper rows show comparisons to the previous year)

Period recorded for consolidated accounting purposes Shipment Period		Fiscal 2005 2nd Half		Fiscal 2006 2nd Half
		3rd quarter Jul. 2005 to Sep. 2005	4th quarter Oct. 2005 to Dec. 2005	3rd quarter Jul. 2006 to Sep. 2006	4th quarter (Forecast) Oct. 2006 to Dec. 2006
Revenues	Yen	101%	130%	127%	124%
	(billions of yen)	122.4	150.8	155.0	187.7
	U.S. dollar	100%	116%	122%	123%
	(millions of dollar)	1,090	1,285	1,328	1,579
Operating income (loss)	Yen	—	—	—	—
	(billions of yen)	(7.4)	4.8	(14.4)	(7.2)
	U.S. dollar	—	—	—	—
	(millions of dollar)	(66)	43	(124)	(60)
Shipments (thousand units) *9		118%	121%	139%	—
		14,300	16,800	19,900	20,500- 25,500
	1.8/2.5inch *10	104%	131%	166%
Consumer and Commercial		6,700	8,800	11,100
	3.5inch *11	140%	145%	151%
		4,800	6,100	7,200
Servers *12		91%	132%	110%
		1,000	1,000	1,100
Emerging *13		155%	39%	24%
		1,840	880	450

Notes:	*7.	Figures include intra-segment transactions.
	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*12.	Disk array subsystems, servers (3.5inch), etc.
	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

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2. Displays

(1) Revenues and Operating Income (Loss)

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2005			Fiscal 2006
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	75%	100%	86%	107%	112%	110%
	94.2	97.4	191.6	101.0	109.0	210.0
Operating income (loss)	—	—	—	—	—	—
	(12.8)	(10.0)	(22.8)	(4.3)	6.3	2.0

(2) LCD Revenues
(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2005			Fiscal 2006
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	72%	102%	85%	107%	112%	109%
	80.5	84.0	164.5	86.0	94.0	180.0
Large-size LCDs	55%	68%	60%
	28.0	25.5	53.5
Small and medium-size LCDs	86%	131%	105%
	52.5	58.5	111.0

3. Digital Media

Shipments of Main Products *14

(The upper rows show comparisons to the previous year; Thousand units)

	Fiscal 2005			Fiscal 2006
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Optical Disk Drives *15	113%	101%	106%	100%	104%	102%
	36,000	38,500	74,500	36,000	40,000	76,000
Plasma TVs *16	113%	211%	160%	178%	160%	167%
	180	300	480	320	480	800
LCD TVs	300%	257%	270%	222%	167%	185%
	90	180	270	200	300	500

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first half of fiscal 2006, ended September 30, 2006, include the operating results of HLDS for the six months ended June 30, 2006.
	*16.	The sum of plasma TV and plasma monitor shipments.

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